Exhibit 4.6
ASSIGNMENT OF AGREEMENT
     This ASSIGNMENT is made this 1st day of January, 2008.
WITNESSETH:
RECITALS
     WHEREAS, CBI Holdings Inc. (“CBI”) and H. Todd Stitzer (“Executive”) are parties to an employment agreement (“Agreement”) dated July 1, 2004, as varied on March 30, 2007; and
     WHEREAS, Cadbury Adams Holdings LLC (“CAH”), a Delaware Limited Liability Company, is a subsidiary of CBI; and
     WHEREAS, CBI desires to assign its rights and obligations under the Agreement to CAH as a successor in interest of CBI in accordance with Section 14 of the Agreement and, in connection with such assignment, to require that CAH fully assume all of CBI’s obligations under the Agreement; and
     WHEREAS, CAH desires to accept assignment of the Agreement and, in connection with the acceptance of such assignment, to succeed to CBI’s rights under the Agreement and to fully assume all of CBI’s obligations under the Agreement.
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, the parties hereto covenant and agree as follows:
     1. CBI does hereby assign its rights and obligations under the Agreement to CAH as a successor in interest of CBI and, in connection with such assignment, does hereby require that CAH fully assume all of CBI’s obligations under the Agreement.
     2. CAH does hereby accept assignment as a successor in interest of CBI and, in connection with the acceptance of such assignment, does hereby succeed to CBI’s rights under the Agreement and does hereby fully assume all of CBI’s obligations under the Agreement.

     IN WITNESS WHEREOF, CBI Holdings Inc. and Cadbury Adams USA LLC have caused this Assignment to be executed by their duly authorized officers, all as of the day, month and year first above written.

CBI Holdings Inc.		Cadbury Adams Holdings LLC

By:	/s/ Jim Baldwin	By:	/s/ Gary Lyons

Name:	Jim Baldwin	Name:	Gary Lyons
Title:	EVP & Secretary	Title:	EVP

Agreed to this 15 day of January, 2008.

By:	/s/ H. Todd Stitzer

H. Todd Stitzer

Exhibit 4.6
Letter of Variation to Employment Agreement
By and between H. Todd Stitzer, Cadbury Holdings Limited
and Cadbury Adams Holdings LLC
As effective July 1, 2004
          This Letter of Variation to the existing Employment Agreement by and between H. Todd Stitzer, Cadbury Holdings Limited and Cadbury Adams Holdings LLC effective as of July 1, 2004 (the “Agreement”) is intended to bring the Agreement into compliance with recent IRS requirements relating to the payment of deferred compensation and to make other necessary updates to the Agreement. This Letter of Variation does not change the aggregate amount of the benefits payable under the Agreement. Effective as if included originally in the Agreement, the parties hereby agree that the Agreement is hereby amended as follows:
1. All references in the Agreement to CBI Holdings, Inc. and CBI are hereby changed to Cadbury Adams Holdings LLC and CAH, respectively.
2. The last sentence of Clause 3(E) of the Agreement is hereby amended to read as follows:
“All benefits, including the Executive’s salary, bonus and other benefits provided under Clauses 4, 5, 6, 7, 8 and 9, will not cease to be payable by reason only of suspension or exclusion; provided, however, that in the event this period is intended to continue for the remaining period of notice in Clause 2(A), any payments payable under this Clause 3(E), to the extent required by Section 409A (as defined in Clause 24) will be delayed until the date 6 months and 2 days following such separation from service. Interest will be paid on the deferred amount, with the amount of such interest calculated using the Pension Equalization Plan interest crediting rate.”
3. Clause 5(A) of the Agreement is hereby amended by adding the following sentence to the end thereof:
“Nothing in this Agreement shall change the time or form of payment of benefits under the Company’s pension plans.”
4. Clause 5(B) of the Agreement is hereby amended by adding the following sentence to the end thereof:
“The amounts payable under this Clause 5(B) shall be at the same time as benefits are paid under the Pension Equalization Plan.”
5. Clause 7(A) of the Agreement is hereby amended by adding the following sentence to the end thereof:

“No change in salary pursuant to this Clause 7(A) will be made until the next January 1st which follows the effective date of the reduction in benefits.”
6. Clause 7(C) of the Agreement is hereby amended by adding the following paragraph to the end thereof:
“For this purpose, ‘incapacity’ means (A) the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) the Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of CAH or the Company.”
7. Clause 8 of the Agreement is hereby amended by adding the following sentence to the end thereof:
“The Executive shall submit all invoices for such incurred costs to the Company no later than 30 days prior to the end of the taxable year following the taxable year in which they were incurred. The Company shall reimburse the Executive for such costs within 14 days of receipt of such invoices.”
8. The first sentence of Clause 16 of the Agreement is hereby amended to read as follows:
“If the Executive is absent from his duties with CAH and the Company for at least twelve consecutive months by reason of incapacity as defined in Clause 7(C), CAH or the Company on behalf of CAH may terminate his employment immediately, provided that such termination does not prejudice the Executive’s entitlements under the applicable disability plan or plans of CAH or any subsidiary of CAH then in effect.”
9. Clause 18(A) of the Agreement is amended to read as follows:
“(A) Subject to Clause 18(B), in any of the circumstances described in Clause 17(B), the Company shall forthwith pay to the Executive by way of liquidated damages the following amounts and shall provide the following benefits:
(i)	the Company shall pay the Executive in a lump sum an amount equal to the Executive’s full gross salary for one year assuming that salary had continued to be paid at the same rate as immediately prior to the date of termination (the reference to ‘gross salary’ in this Clause 18(A) shall mean Executive’s base salary before any withholdings but excluding any bonuses, pension allowance, special compensation, foreign service premiums, tax equalisation payments, cost of living adjustments and fringe benefits);

(ii)	the Company shall pay the Executive in a lump sum an amount equal to the Executive’s target AIP award in effect when the notice of termination is given under Clause 18(C)(i);

(iii)	the Company shall pay the Executive the value of the additional accrued benefit the Executive would have received had the Executive continued to participate in the pension plans described in Clause 5. Such payment will be made at the same time as payment is made pursuant to the Pension Equalization Plan. The Executive’s participation in disability plans and Executive’s travel accident insurance shall terminate on termination of employment;

(iv)	the Company shall continue the Executive’s right to use a car described in Clause 6 and the Executive’s benefits described in Clause 7(A) at no cost to the Executive for a period of one year after the date of termination or if earlier (1) the commencement of equivalent benefits from the Executive’s new employer or (2) Executive’s attaining the age of 60. If the Executive is a specified employee as of the date of such termination, the Executive shall pay CAH an amount equal to the fair market value of the lease payments on the company car during the six months immediately following the Executive’s termination. Upon the date six months and two days following the Executive’s termination, CAH shall repay the Executive the amount of such lease payments, with interest. The amount of such interest shall be calculated using the Pension Equalization Plan interest crediting rate;

(v)	the Company shall make available at its expense to the Executive the services of an outplacement firm designated by the Company, provided that all such benefits will be provided no later than the end of the second calendar year following his termination of employment; and

(vi)	the Company shall pay reasonable legal costs incurred by the Executive in connection with the preparation of a compromise agreement up to a maximum of £15,000, provided that such amount shall be paid to the Executive on the 30th day following termination of employment.
The amounts described in (i) and (ii) above shall be paid in a lump sum payment within 30 days of termination. Notwithstanding the foregoing, if the Executive is a specified employee as of the date of such termination, payment of any payments or benefits made under Clause 18(A) that are nonqualified deferred compensation subject to Section 409A (as defined in Clause 24) will be delayed six months and two days after the Executive’s date of termination. Interest will be paid on the deferred amount, with the amount of such interest calculated using the Pension Equalization Plan interest crediting rate.”
10. The last sentence of Clause 18(D) is hereby amended to read as follows:
“Such payment shall be calculated by multiplying such actual award by a fraction, the numerator of which is the number of weeks in the applicable year which precede the date of termination and the denominator of which is 52 (such pro rata amount shall be paid to the Executive by the Company in a lump sum during the sixty (60) day period following the end of the calendar year in which the date of termination occurs).”
11. Existing Clause 24 is renumbered as Clause 25, and a new Clause 24 is added to the Agreement to read as follows:
“24. Section 409A
Each payment under this Agreement, including each payment in a series of installment payments, is intended to be a separate payment for purposes of Treas. Reg. § 1.409A-2(b), and is intended to be: (i) exempt from Section 409A of the Code, the regulations and other binding guidance promulgated thereunder (‘Section 409A’), including, but not limited to, by compliance with the short-term deferral exemption as specified in Treas. Reg. § 1.409A-1(b)(4) and the involuntary separation pay exception within the meaning of Treas. Reg. § 1.409A-1(b)(9)(iii), or (ii) in compliance with Section 409A, including, but not limited to, being paid pursuant to a fixed schedule or specified date pursuant to Treas. Reg. § 1.409A-3(a) and the provisions of this Agreement will be administered, interpreted and construed accordingly (or disregarded to the extent such provision cannot be so administered, interpreted, or construed).”

     The parties have executed this Letter of Variation this 29th day of December 2008, effective as of the date specified herein.

CADBURY HOLDINGS LIMITED

By:	/s/ Don Mackinlay

Name:	Don Mackinlay
Title:	Global Remuneration and Benefits Director

CADBURY ADAMS HOLDINGS LLC

By:	/s/ Gary Lyons

Name:	Gary Lyons
Title:	Executive Vice President

EXECUTIVE

/s/ H. Todd Stitzer

H. Todd Stitzer